SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                    Maxus Real Property Investors-Four, L.P.
                       (Name of Subject Company (Issuer))

          Maxus Real Property Investors-Four, L.P. (Offeror and Issuer)
(Names of Filing Persons (Identifying status as offeror, issuer or other person)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                          -----------------------------

                    Maxus Real Property Investors-Four, L.P.
                           Attn: Christine A. Robinson
                                 104 Armour Road
                        North Kansas City, Missouri 64116
                                 (816) 303-4500
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Scott M. Herpich, Esq.
                               Lathrop & Gage L.C.
                        2345 Grand Boulevard, Suite 2400
                        Kansas City, Missouri 64108-2684
                                 (816) 460-5806

Calculation of Filing Fee
 -----------------------------------------------------------------------------
|   Transaction Valuation: $607,500     |   Amount of Filing Fee              |
|   2,025 Limited Partnership Units     |   $122.00                           |
|   at $300 per Unit (a)                |                                     |
 -----------------------------------------------------------------------------
________________________________________________________________________________

(a) Calculated as the aggregate maximum purchase price for limited partnership units.
(b) Calculated as 1/50th of 1% of the Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

     Amount Previously Paid: _____________________________ Not Applicable Form or Registration No.: _____________________________ Not Applicable
     Filing Party:             _____________________________  Not Applicable
     Date Filed:               _____________________________  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to rule 14d-1.
         [X] issuer tender offer subject to rule 13e-4.
         [ ] going private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

   This Schedule TO relates to an Offer to Purchase dated April 20, 2001 (the "Offer") by Maxus Real Property Investors-Four, L.P. a Missouri limited partnership (the "Partnership" or the "Offeror"), to purchase up to 2,025 limited partnership units in the Partnership. Information in the Offer to Purchase is incorporated herein by reference.

Item 1.  Summary Term Sheet

   The information set forth in "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information

   (a) The name of the subject company is Maxus Real Property Investors-Four, L.P., a Missouri limited partnership. The Partnership is both the subject company and the Filing Person. The Partnership's principal executive offices and mailing address is located at 104 Armour Road, North Kansas City, Missouri 64116 and its telephone number is (816) 303-4500.

   (b) The subject class of equity securities is the limited partnership interests ("Interests") in the partnership units ("Units"). As of March 31, 2001, the Partnership had 13,529 outstanding Units held by 985 holders of record.

   (c) There is currently no established trading market for the Units.

Items 3. Identity and Background of Filing Person

   (a) The Filing Person for which this Schedule TO relates is the subject company. For information regarding the subject company, see Item 2(a) above. The following table names each person specified in Instruction C to Schedule TO. The business address and telephone number of each person specified in the following table is 104 Armour Road, North Kansas City, Missouri 64116, (816) 303-4500.

       Name                          Position / Relationship to Subject Company
       ------------------------      -------------------------------------------
       Maxus Capital Corp.           General Partner of the Partnership

       David L. Johnson              Chairman of the Board and Director of Maxus
                                     Capital Corp./86% owner of sole shareholder of Maxus Capital Corp.

Item 4.  Terms of the Transaction

   (a) The information set forth in "Summary Term Sheet," "Introduction," "Section 2, Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price," "Section 8, Purpose of the Offer; Effects of the Offer," "Section 9, Source and Amount of Funds," and "Section 11, Certain Transactions with Affiliates" of the Offer to Purchase is incorporated herein by reference.

   (b) Units will not be purchased from any officer, director or affiliate of the subject company.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

   Not applicable.

Item 6.  Purposes of the transaction and plans or proposals

  (a) The information set forth in "Section 1, Background and Purposes of the Offer" and "Section 8, Purpose of the Offer and Effects of the Offer" is incorporated herein by reference.

   (b) The Units will be automatically retired.

   (c)(1) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

   (c)(2) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans, proposals or negotiations that relate to or would result in an any purchase, sale or transfer of a material amount of assets of the Partnership.

   (c)(3) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans, proposals or negotiations that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

   (c)(4) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans or proposals that relate to or would result in any other material change in the Partnership's management.

   (c)(5) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans, proposals or negotiations that relate to or would result in any other material change in the Partnership's structure or business.

   (c)(6) Item (c)(6) of this Item 6 is not applicable to the Partnership because its securities are not listed on a national securities exchange and are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

   (c)(7) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans, proposals or negotiations that relate to or would result in a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

   (c)(8) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans, proposals or negotiations that relate to or would result in the suspension of the Partnership's obligation to file reports under Section 15(d) of the Act.

   (c)(9) Neither the Offeror, the General Partner, nor Mr. Johnson has any plans, proposals or negotiations that relate to or would result in the acquisition by any person of additional Units of the Partnership, or the disposition of Units of the Partnership.

   (c)(10) Neither the Offer or, the General Partner, nor Mr. Johnson has any plans, proposals or negotiations that relate to or would result in any changes in the Partnership's governing instruments that could impede the acquisition or control of the Partnership.

Item 7.  Source and Amount of Funds or Other Consideration

   (a) The information set forth in "Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (b) Not applicable.

   (c) Not applicable.

Item 8.  Interest in Units of the Subject Company

   (a) Mr. Johnson beneficially owns 1,885, or 13.9%, of the outstanding Units. These Units are owned by Bond Purchase, L.L.C., a Missouri limited liability company in which Mr. Johnson has an 86% ownership interest. Bond Purchase is the sole shareholder of the General Partner. The General Partner disclaims beneficial ownership of these 1,885 Units. Affiliates of the Partnership do not own any additional Units. The address of each of these persons is 104 Armour Road, North Kansas City, Missouri 64116.

   (b) No transactions by the Filing Person or any affiliate of the Filing Person has occurred within the past sixty (60) days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

   Not applicable.

Item 10.  Financial Statements

   Not applicable.

Item 11.  Additional information

   (a) The information set forth in "Section 11, Certain Transactions with Affiliates" is incorporated herein by reference.

   (b) Not applicable.

Item 12.  Material to be filed as Exhibits.

   (a)(1)  Form of Offer to Purchase dated September 22, 2000.

   (a)(2) Form of Letter of Transmittal.

   (a)(3)  Form  of  Affidavit   and   Indemnification   Agreement  for  Missing
Certificate(s)of Ownership.

   (a)(4) Form of Letter to Limited Partners.

   (a)(5) Substitute Form W-9 with Guidelines.

   (b) None.

   (d) None.

   (g) None.

   (h) None.

Item 13.  Information Required by Schedule 13E-3.

   Not Applicable.

                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2001               MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.,
                                   a Missouri limited partnership

                                   By: Maxus Capital Corp,
                                       General Partner

                                       By: /s/ David L. Johnson
                                               David L. Johnson
                                               Chairman
                                               Executive Vice President

                                    EXHIBITS


Exhibit Number           Description
--------------           --------------

(a)(1)                   Form of Offer to  Purchase  dated  September  22, 2000.

(a)(2)                   Form of Letter of Transmittal.

(a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

(a)(4)                   Form of Letter to Limited Partners.

(a)(5)                   Substitute Form W-9 with Guidelines.

(b)                      None.

(d)                      None.

(g)                      None.

(h)                      None.